Filed by Lan Airlines S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 333-131938)

PAL DESISTS FROM ITS REJECTION TO THE MERGER BETWEEN LAN AND TAM

•
After analyzing LAN’s appeal before the Supreme Court of Chile and confirming that LAN’s objections have only partial and minimal impacts on the mitigation measures imposed by the TDLC, PAL believes that the merger meets the requirements of Decree Law N°211 and adequately protects free competition.

•
LAN agreed to reimburse PAL for costs and expenses incurred during the legal proceedings and subsequent appeal before the Supreme Court, while PAL agreed to desist all actions against the merger, both in Chile and in Brazil.

•	CADE’s approval in Brazil is the next regulatory step for the creation of LATAM Airlines Group.

Santiago, October 25, 2011– LAN announces that Chilean airline PAL has decided to withdraw its appeal before the Supreme Court of Chile against the merger process between LAN and TAM. After detailed analysis of the resolution of the Tribunal de Defensa de la Libre Competencia (TDLC), Chile’s antitrust court, and of LAN’s appeal before the Supreme Court, which was submitted after the appeal filed by PAL, the company is convinced that LAN accepts the large majority of the mitigation measures imposed by the TDLC. Furthermore, PAL recognizes that the mitigation measures that LAN is appealing are either not essential, or LAN proposes reasonable alternatives.

PAL will abstain from presenting any further objection in Chile or abroad and requested LAN to covers the costs incurred by PAL in connection with the  proceedings at the TDLC and its appeal before the Supreme Court. Accordingly, and pursuant to a settlement agreement between both companies dated October 25, 2011, LAN agreed to pay PAL 116,091 Unidades de Fomento (approximately equivalent to US$5 million).

About LAN

LAN Airlines is one of the leading passenger and cargo airlines in Latin America.  The company and its affiliates serve over 76 destinations around the world through an extensive network that offers full connectivity within Latin America, while also linking the region with North America, Europe and the South Pacific, as well as 93 additional international destinations through its various code share agreements.  LAN Airlines and its affiliates have a leading position in their respective domestic markets of Chile and Peru as well as an important presence in the Argentinean and Ecuadorian domestic markets. Furthermore, in November 2010, LAN acquired Colombian airline AIRES.

Currently, LAN Airlines and its affiliates operate 125 passenger aircraft while LAN Cargo and its respective affiliates have a fleet of 14 dedicated freighters. The Company has one of the youngest fleets in the world which has meant greater efficiency and a significant reduction in CO2 emissions, reflecting its strong commitment to the protection of the environment.

LAN is one of the few Investment Grade airlines in the world (BBB).  The company’s world class quality standards enabled its membership in oneworld™, an alliance of leading global airlines of which LAN has been a member for 10 years.  For more information please visit www.lan.com or www.oneworldalliance.com.

Forward-Looking Statements

This press release contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination.  Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions.  Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them.  Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This press release relates to a proposed business combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN and a new entity to be formed in connection with the combination. This press release is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.  All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.

CONTACTS IN CHILE	CONTACTS IN NEW YORK
LAN Airlines S.A.	i-advize Corporate Communications, Inc.
Investor Relations	María Barona / Pete Majeski
investor.relations@lan.com	lan@i-advize.com
Tel: (56-2) 565-8785	Tel: (212) 406-3690